1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2003.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒  Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]  Yes  ☐  No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                ]

EXHIBITS

Exhibit	Description
99.1	Announcement about connected transactions, AGM date and closure of register of members

99.2	Notice of Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YANZHOU COAL MINING COMPANY LIMITED (Registrant)

Date May 14, 2003	By:	/s/ CHEN GUANGSHUI
Chen Guangshui, Secretary

Exhibit 99.1

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

ONGOING CONNECTED TRANSACTIONS,

AGM DATE AND CLOSURE OF REGISTER OF MEMBERS

Upon the listing of the Company’s shares on the Stock Exchange in April 1998, the Company applied for and was granted the Previous Waiver for ongoing connected transactions with the Parent Company which include, among other things, the cross-provision of utilities, materials, supplies and services pursuant to the Supply Agreement. As at the date of this announcement, the Parent Company, the controlling shareholder of the Company, holds approximately 58.19% of the total issued share capital of the Company. The Parent Company is, therefore, a connected person of the Company for the purposes of the Listing Rules. Any transactions which the Company has entered into or will enter into with the Parent Company constitute “connected transactions” of the Company for the purposes of the Listing Rules.

For the reasons set out under the section headed “Reasons for the New Waiver Application”, the board of Directors have approved, and the Company and the Parent Company will enter into, the Second Supplemental Agreement to amend the number and certain types of ongoing connected transactions as set out in the Supply Agreement. The Second Supplemental Agreement has not yet been signed and is expected to be signed on or about 29 May 2003. The Company will make a separate announcement after the signing of such agreement. The Second Supplemental Agreement will take effect upon its approval by the Independent Shareholders.

The Second Supplemental Agreement will amend the Supply Agreement by:

(i)    adding the direct supply of electricity at the Contract Price (as defined in the sub-paragraph headed “Electricity” under the section headed “Ongoing Connected Transactions” below) as an item of service to be provided by the Parent Company and/or its subsidiaries to the Company such that the Company will purchase electricity from the Parent Company instead of the Shandong power grid;

(ii)    changing the procurement of materials for a management fee of 5% of the cost of the relevant materials by the Company for the Parent Company and/or its subsidiaries to the sale of materials at prevailing market prices by the Company to the Parent Company and/or its subsidiaries;

(iii)    changing the supply of concrete at prevailing market price by the Parent Company and/or its subsidiaries to the Company to the supply of materials and equipment at prevailing market prices by the Parent Company and/or its subsidiaries to the Company; and

(iv)    adding the provision of construction services at prevailing market prices as an item of service to be provided by the Parent Company and/or its subsidiaries to the Company.

Save as amended by the Second Supplemental Agreement, all other provisions of the Supply Agreement will remain in full force and effect.

The Company will make the New Waiver Application to the Stock Exchange for the granting of a new waiver from strict compliance with the relevant requirements under Chapter 14 of the Listing Rules in respect of the Ongoing Connected Transactions as set out under section headed “Ongoing Connected Transactions” below.

The Second Supplemental Agreement amending the Supply Agreement is conditional upon the approval of the Independent Shareholders. The board of Directors will appoint an Independent Board Committee to consider and advise the Independent Shareholders on the terms of the Second Supplemental Agreement and the New Waiver Application, and will appoint an independent financial adviser to advise the Independent Board Committee regarding the Second Supplemental Agreement and the New Waiver Application. A circular containing, among other things, details of the Second Supplemental Agreement, the New Waiver Application, the recommendations of the Independent Board Committee and the advice of the independent financial adviser to the Independent Board Committee will be despatched to the shareholders of the Company as soon as possible.

A copy of this announcement, together with the notice of the AGM, its reply slip and the proxy form, is expected to be despatched to the shareholders of the Company on or around 13 May 2003. Shareholders whose names appear on the register of members of the Company at the close of business on 27 May 2003 are entitled to attend and vote at the AGM. The register of members of the Company will be closed from 28 May 2003 to 26 June 2003, both days inclusive, during which period no share transfer will be registered.

BACKGROUND

The Previous Waiver

Pursuant to the Restructuring, the Parent Company transferred certain of its business and assets to the Company. Such business and assets were an integral part of the business and assets of the Parent Company prior to such transfer. After the transfer, the Company and the Parent Company were expected to share certain facilities and utilities because if the Company sets up its own system, the cost will be very high and will not be in the interests of the Company. They were also expected to continue to supply certain materials and to provide certain services to each other. For this purpose, the Company and the Parent Company entered into the Supply Agreement on 17 October 1997 which sets out in detail the materials, utilities and services to be provided by each party.

Upon the listing of the Company’s shares on the Stock Exchange in April 1998, the Company applied for and was granted the Previous Waiver for ongoing connected transactions with the Parent Company which include, among other things, the cross-provision of utilities, materials, supplies and services pursuant to the Supply Agreement.

The Previous Waiver specifies that, among other conditions, the aggregate annual volume of transactions between the Company and the Parent Company with respect to the cross-provision of utilities, materials, supplies and services shall not exceed the Caps set out below:

Description of transaction	Annual limit as a percentage of the audited consolidated net sales of the Company in the immediately preceding financial year
Aggregate amount which the Parent Company pays to the Company for the utilities, materials, supplies and services provided by the Company	3.5%
Aggregate amount which the Company pays to the Parent Company for the utilities, materials, supplies and services provided by the Parent Company	22.0%

For the three financial years ended 31 December 2002, the aggregate amount paid by the Parent Company to the Company for the provision of utilities, materials, supplies and services by the Company amounted to approximately RMB81,042,000, RMB91,071,000 and RMB128,284,000, respectively, which represented approximately 2.4%, 2.5% and 2.6% of the audited consolidated net sales of the Company in the immediately preceding financial year.

For the three financial years ended 31 December 2002, the aggregate amount paid by the Company to the Parent Company for the provision of utilities, materials, supplies and services by the Parent Company amounted to approximately RMB508,726,000, RMB772,531,000 and RMB884,759,000, respectively, which represented approximately 15.1%, 21.5% and 18.1% of the audited consolidated net sales of the Company in the immediately preceding financial year.

Connected Transactions

As at the date of this announcement, the Parent Company, the controlling shareholder of the Company, holds approximately 58.19% of the total issued share capital of the Company. The Parent Company is, therefore, a connected person of the Company for the purposes of the Listing Rules. Any transactions which the Company has entered into or will enter into with the Parent Company constitute “connected transactions” of the Company for the purposes of the Listing Rules.

REASONS FOR THE NEW WAIVER APPLICATION

The Second Supplemental Agreement

The Supply Agreement (prior to its amendment in October 2001) was entered into between the Company and the Parent Company before the commencement of the listing of H shares of the Company on the Stock Exchange in April 1998. The Company was granted the Previous Waiver in May 1998 for ongoing connected transactions with the Parent Company in respect of the cross-provision of utilities, materials, supplies and services under the Supply Agreement. Following the completion of the acquisition of railway assets from the Parent Company on 1 January 2002, the Parent Company utilised the railway transportation services provided by the Company and the Company no longer relied on the Parent Company for the provision of such services. It resulted in variations to the nature of ongoing connected transactions between the Company and the Parent Company. Accordingly, the Company and the Parent Company entered into the first supplemental agreement dated 30 October 2001 to amend the Supply Agreement, details of which were set out in the announcement and circular to shareholders dated 30 October 2001 and 22 November 2001, respectively.

For the reasons set out below, the board of Directors have approved, and the Company and the Parent Company will enter into, the Second Supplemental Agreement to amend the number and certain types of ongoing connected transactions as set out in the Supply Agreement:

1.	The Company’s scale of operation has been expanding since its initial public offering in April 1998, causing an increasing demand for materials and services. The business of the Parent Company has also been expanding. However, the Supply Agreement limits the type and scope of materials and services to be provided by the Parent Company to the Company. In order to safeguard the Company’s normal operation, it is essential to amend the Supply Agreement.

2.	In May 2002, the Parent Company Power System was set up which covers the areas on which both the Mines and the Parent Company’s own mines are situated. Such system could also generate power and satisfy the electricity demand of the Company and the Parent Company. Depending on the actual electricity consumption, such system will purchase electricity from or sell part of the electricity it generates to the Shandong power grid. Due to the proximity of the Mines to the Parent Company Power System, the electricity cost to the Company will be lower if it purchases electricity from the Parent Company at the Contract Price (as defined in the sub-paragraph headed “Electricity” under the section headed “Ongoing Connected Transactions” below) instead of the Shandong power grid.

3.	In the past, the materials supply centre of the Company could only carry out materials procurement activities. At present, the materials supply centre has the capacity to purchase materials in bulk at a discount from the market for sale to the Parent Company and independent third parties at prevailing market prices. The Company intends to supply materials to the Parent Company at market prices to replace the original arrangement of procuring materials for the Parent Company for a management fee of 5% of the cost of the relevant materials. This new arrangement will enable the Company to have a higher income.

4.	As at 31 December 2002, the Company’s coal production capacity reached 38,430,000 tonnes, representing a 128% increase over 1997; and its total assets were at RMB13,000,000,000, representing a 172% increase over 1997. There has been a huge increase in the Company’s demand for construction services. At the same time, the construction team of the Parent Company has been expanding and has been certified by the State of having the capacity to provide such services with enhanced competitiveness. If the Parent Company provides construction services to the Company (including ground surface construction works and construction of mine wells) at market prices, it could help meet the Company’s increasing demand for construction services and reduce the Company’s cost of production. This, however, would not be an exclusive arrangement, as both the Parent Company and independent third parties will have equal opportunities to provide construction service to the Company. The Company will choose the service provider which offers the price and quality which best satisfy the requirements of the Company through a bidding system.

5.	Pursuant to the Supply Agreement, the only type of materials that the Parent Company could supply to the Company is concrete. There has been a huge increase in the Company’s demand for materials and equipment for its coal mining business in recent years. At the same time, the non-coal business of the Parent Company has been expanding and could manufacture materials (such as rubber tapes and cables) and equipment relating to coal mining business which meet the relevant safety standards. Therefore, the Company proposes to purchase some of the materials and equipment that it requires from the Parent Company. Both the Parent Company and independent third parties will have equal opportunities to supply materials and equipment to the Company. The Company will choose the service provider which offers the price and quality which best satisfy the requirements of the Company.

The Second Supplemental Agreement will amend the Supply Agreement by:

(i)	adding the direct supply of electricity at the Contract Price (as defined in the sub-paragraph headed “Electricity” under the section headed “Ongoing Connected Transactions” below) as an item of service to be provided by the Parent Company and/or its subsidiaries to the Company such that the Company will purchase electricity from the Parent Company instead of the Shandong power grid;

(ii)	changing the procurement of materials for a management fee of 5% of the cost of the relevant materials by the Company for the Parent Company and/or its subsidiaries to the sale of materials at prevailing market prices by the Company to the Parent Company and/or its subsidiaries;

(iii)	changing the supply of concrete at prevailing market price by the Parent Company and/or its subsidiaries to the Company to the supply of materials and equipment at prevailing market prices by the Parent Company and/or its subsidiaries to the Company; and

(iv)	adding the provision of construction services at prevailing market prices as an item of service to be provided by the Parent Company and/or its subsidiaries to the Company.

Save as amended by the Second Supplemental Agreement, all other provisions of the Supply Agreement will remain in full force and effect.

The Second Supplemental Agreement has not yet been signed and is expected to be signed on or about 29 May 2003. The Company will make a separate announcement after the signing of the Second Supplemental Agreement. The Second Supplemental Agreement will constitute a connected transaction of the Company under Rule 14.26 of the Listing Rules and will therefore subject to the relevant disclosure and independent shareholders’ approval requirements. The Second Supplemental Agreement will take effect upon its approval by the Independent Shareholders.

The Caps of the Previous Waiver were set by reference to the nature and volume of ongoing connected transactions between the Company and the Parent Company and scale of operation of the Company in 1998. In view of the anticipated increase in the ongoing connected transaction volume between the Company and the Parent Company based on the Second Supplemental Agreement, the Company will make the New Waiver Application to the Stock Exchange for the granting of a new waiver from strict compliance with the relevant requirements under Chapter 14 of the Listing Rules in respect of the cross-provision of utilities, materials, supplies and services between the Company and the Parent Company under the Supply Agreement (as amended by the Second Supplemental Agreement) as set out under the section headed “Ongoing Connected Transactions” below. The New Waiver Application covers all ongoing connected transactions between the Company and the Parent Company under the Supply Agreement (as amended by the Second Supplemental Agreement).

ONGOING CONNECTED TRANSACTIONS

Provision of utilities, materials, supplies and services

Pursuant to the Supply Agreement and as set out in the Prospectus, the price for the cross-provision of materials, utilities and services between the Company and the Parent Company is based at (i) state-prescribed prices; (ii) where there is no state-prescribed prices, market prices; or (iii) where neither state-prescribed prices nor market prices are applicable, the cost to the providing party of the relevant materials, utilities or services.

(1)	Utilities and facilities which the Company and the Parent Company will, or will continue to, provide to each other

(a)	Water

The headquarters of the Parent Company has supplied and will continue to supply water to the headquarters of the Company whilst the Mines have supplied and will continue to supply water to the other operating sections of the Parent Company which are situated at the Mines, in each case at the prevailing local market price.

(b)	Electricity (the arrangement for this transaction differs from that as currently stipulated in the Supply Agreement)

The Parent Company Power System will supply electricity to the Mines at a price (the “Contract Price”) to be agreed and confirmed by the parties from time to time, which however must be not higher than the price at which the Mines could purchase power from the Shandong power grid. The Shandong power grid is owned by a State-owned enterprise.

The Parent Company Power System will supply electricity to the headquarters of the Parent Company, which will then transmit electricity to the headquarters of the Company at the Contract Price plus a management fee of 5% of the Contract Price (the “Management Fee”).

The Mines will transmit electricity to the other operating sections of the Parent Company which are situated at the Mines at the Contract Price plus the Management Fee.

The Parent Company Power System is expected to have an annual production capacity of approximately 182,000 kW, 232,000 kW and 502,000 kW in 2003, 2004 and 2005, respectively, and an annual total output of approximately 110,000 kW, 140,000 kW and 300,000 kW, respectively. The Company is expected to consume approximately 77,000 kW, 81,000 kW and 85,000 kW of electricity in 2003, 2004 and 2005, respectively. As the Parent Company Power System may supply electricity to destinations other than the Mines, it is possible that the Parent Company Power System will need to purchase electricity from the Shandong power grid to supplement the electricity generated by itself. Irrespective of its source of power, the Parent Company Power System will still supply electricity to the Mines at the Contract Price.

(c)	Telecommunication services

The headquarters of the Parent Company has provided and will continue to provide telecommunication services to the headquarters of the Company, whilst the Mines have provided and will continue to provide telecommunication services to the other operating sections of the Parent Company which are situated at the Mines. The telecommunication costs (including the aggregate cost of the telephone charges, the repair maintenance costs and telephone installation costs paid or payable to third party providers), all of which represent the market value thereof, will be apportioned between the Company and the Parent Company on the basis of their respective actual usage of the telecommunication services.

(d)	Use of roads

The Parent Company and the Company have each allowed and will each continue to allow the other to use all its roads in Shandong Province at no cost. In light of the fact that the Company will have the right to use all of the Parent Company’s roads in Shandong Province at no cost, the Directors believe it would be fair and reasonable to allow the Parent Company to have the right to use all of the Company’s roads in Shandong Province on the same terms.

(2)	Materials, supplies and services which the Company will, or will continue to, provide to the Parent Company

(a)	Coal supply

The Company has supplied and will continue to supply coal to the Parent Company for power generation, gas production, concrete production and other productive purposes as well as for daily consumption. All coal will be supplied at the prevailing local market prices.

(b)	Sale of materials (the arrangement for this transaction differs from that as currently stipulated in the Supply Agreement)

The materials supply centre of the Company has the capacity to conduct sale of materials activities. It will purchase materials from independent third parties in the market and supply part of such materials to the Parent Company and independent third parties at prevailing market prices.

(c)	Railway transportation services

Pursuant to the railway acquisition agreement dated 30 October 2001, the Company acquired railway assets from the Parent Company, the details of which are set out in the Company’s announcement dated 30 October 2001 and circular to shareholders dated 22 November 2001. Following the acquisition, the Company has provided and will continue to provide railway transportation services to the Parent Company and/or its subsidiaries. Such transportation services will be provided at state-prescribed prices.

(3)	Materials, supplies and services which the Parent Company will, or will continue to, provide to the Company

(a)	Road transportation services

The Parent Company has used and will continue to use its own fleet of trucks and vehicles to provide short-distance transportation services for materials sourced by the Company, assist in the removal of waste from the Mines and other transportation services for the Company. All such road transportation services will be provided at state-prescribed prices.

(b)	Supply of materials and equipment (the arrangement for this transaction differs from that as currently stipulated in the Supply Agreement)

The Parent Company will supply equipment and concrete and other materials to the Company at prevailing market prices.

(c)	Equipment maintenance and repair works

The Parent Company has provided and will continue to provide to the Company equipment maintenance and repair works on production equipment and facilities and other assets of the Company at prevailing local market prices.

(d)	Technical training

The Parent Company has provided and will continue to provide technical training to the Company’s employees at a fixed price, which is determined based on the cost of providing such service. Such fixed price will be calculated based on the aggregate cost per employee to the Parent Company in respect of the provision of such training multiplied by the actual number of employees of the Company trained. Both parties have set an upper limit of RMB15,130,000 for such fixed price.

(e)	Research and development/technical support

The Parent Company’s design institute, which specialises in the design of, among other things, new coal mines, larges scale changes to plant designs, and roads, has provided and will continue to provide technical services to the Company from time to time at the prevailing market price.

(f)	Environmental services

The Parent Company has provided and will continue to provide environmental services (including environmental enhancement and hygiene services) to the Company at a fixed price, which is determined based on the cost of providing such service. Such fixed price will be calculated based on the basis of the aggregate cost to the Parent Company for the provision of such services to the Company as well as to itself multiplied by the surface area of the Mines and other properties which will be owned by the Company as a percentage of the aggregate surface area of mines and other properties owned by the Parent Company and the Company. Both parties have set an upper limit of RMB4,780,000 for such fixed price.

(g)	Security and fire services

The Parent Company has provided and will continue to provide the Company with security and ground fire fighting services at a fixed price, which is determined based on the cost of providing such service. Such fixed price will be calculated based on the aggregate cost to the Parent Company for the provision of such services multiplied by the number of the Company’s employees as a percentage of the aggregate number of employees of the Company and the Parent Company. Both parties have set an upper limit of RMB11,750,000 for such fixed price.

(h)	Civilian police training and civilian security services

The Parent Company has provided and will continue to provide the Company with civilian police training and civilian security services at a fixed price, which is determined based on the cost of providing such service. Such fixed price will be calculated based on the aggregate cost to the Parent Company for the provision of such services to the Company as well as to itself multiplied by the number of the Company’s employees as a percentage of the aggregate number of employees of the Company and the Parent Company. Both parties have set an upper limit of RMB2,200,000 for such fixed price.

(i)	Property management services

The Parent Company has managed and will continue to manage the staff quarters which are rented or owned by the Company’s employees in consideration of the payment by the Company of a fixed property management fee, which is determined based on the cost of providing such service. Such fixed property management fee will be calculated based on the aggregate cost to the Parent Company for the provision of such services to the Company as well as to itself (including the cost of maintaining and repairing the water pipes, the electricity lines, the telecommunication lines and the heating system for such staff quarters) multiplied by the number of the Company’s employees as a percentage of the aggregate number of employees of the Company and the Parent Company. Both parties have set an upper limit of RMB37,200,000 for such fixed fee.

(j)	Heat supply

The Parent Company has supplied and will continue to supply heat to the Company at a fixed price, which is determined based on the cost of providing such service. Such fixed price will be calculated based on the aggregate cost to the Parent Company for the provision of such services to the Company as well as to itself multiplied by the amount of floor area of premises owned by the Company to which heat will be supplied as a percentage of the aggregate floor area of premises owned by the Parent Company and the Company. Both parties have set an upper limit of RMB11,970,000 for such fixed price.

(k)	Education

The Parent Company has allowed and will continue to allow the children of the Company’s employees to attend its schools at a nominal fee in consideration of the Company agreeing to pay to the Parent Company a fixed amount, which is determined based on the cost of providing such service. Such fixed price will be calculated based on the aggregate cost to the Parent Company in respect of the operation and maintenance of such schools multiplied by the number of the Company’s employees as a percentage of the aggregate number of employees of the Company and the Parent Company. Both parties have set an upper limit of RMB16,600,000 for such fixed price.

(l)	Medical, child care and social welfare services

The Parent Company has provided and will continue to provide the Company’s employees with medical, child care and social welfare benefits and services (such as cultural, art, athletic and entertainment services and financial hardship and travel allowances). In consideration therefore and in accordance with the provisions of the Company Law of the PRC, the Company has agreed to pay to the Parent Company a welfare benefit subsidy, equivalent to 14% of the Company’s employees’ aggregate annual wages, which will be used to subsidise the expenses incurred by the Parent Company in the provision of the abovementioned services and benefit to the Company’s employees.

Under PRC law, the Company is required to set aside a sum of money which will range from 5% to 10% of its after tax profits as a statutory common welfare fund. In addition to the abovementioned subsidy payment arrangement, the Company will authorise the Parent Company to make use of its statutory common welfare fund to acquire fixed assets (such as land and fixtures for staff quarters and medical equipment) which will be used for the provision of the foregoing services and benefits to the Company’s employees.

(m)	Construction services (the Supply Agreement does not currently provide for this service)

The Parent Company will provide constructions services to the Company at prevailing market prices.

THE NEW WAIVER APPLICATION

The transactions outlined under the section headed “Ongoing Connected Transactions” are essential for the business of the Company and would constitute connected transactions of the Company under Rule 14.23(1)(a) of the Listing Rules. Since the aggregate value of such transactions will likely exceed the higher of HK$10,000,000 or 3% of the net tangible assets of the Group, pursuant to Rule 14.26 of the Listing Rules, these ongoing connected transactions would require disclosure by way of press notice, preparation and despatch of circular to shareholders and prior approval by the Independent Shareholders on each occasion as they are entered into. A waiver is required as the Directors believe that the Company cannot operate its business effectively if it needs to obtain prior shareholders’ approval and/or make disclosure before each such transaction can be entered into by the Company.

The estimated annual aggregate amount payable by the Parent Company to the Company for the utilities, materials, supplies and services to be provided by the Company for the three financial years ending 31 December 2005 will amount to approximately RMB513,740,000, RMB629,188,000 and RMB773,500,000, respectively, and will represent approximately 8.3%, 9.3% and 10.8%, respectively of the consolidated net revenue or the estimated consolidated net revenue (as the case may be) of the Group in the immediately preceding financial year.

The estimated annual aggregate amount payable by the Company to the Parent Company for the utilities, materials, supplies and services to be provided by the Parent Company for the three financial years ending 31 December 2005 will amount to approximately RMB1,489,980,000, RMB1,616,980,000 and RMB1,748,980,000, respectively, and will represent approximately 24%, 23.8% and 24.5%, respectively of the consolidated net revenue or the estimated consolidated net revenue (as the case may be) of the Group in the immediately preceding financial year.

The Caps of the Previous Waiver were set by reference to the nature and volume of ongoing connected transactions between the Company and the Parent Company and scale of operation of the Company in 1998. In view of the anticipated increase in the ongoing connected transaction volume between the Company and the Parent Company based on the Second Supplemental Agreement, the Company will make the New Waiver Application to the Stock Exchange.

For the Ongoing Connected Transactions, the Company will make an application to the Stock Exchange for a new waiver from strict compliance with the requirements of Chapter 14 of the Listing Rules for a period of three financial years ending 31 December 2005 subject to the conditions set out below:

(1)	the transactions, and the respective agreements (if any) governing such transactions, must be:

(a)	entered into by the Company in the ordinary and usual course of its business (determined in the context of the actual business of the Company, within the particular circumstances of the PRC economy and the industry in which the Company operates);

(b)	either (i) on normal commercial terms (which can be ascertained by reference to transactions of a similar nature or by similar entities within the PRC or by reference to the Company’s or the Parent Company’s own history and pattern of dealings) or (ii) where is no available comparison for the purpose of determining whether (i) is satisfied, on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

(c)	entered into either (i) in accordance with the terms of the Supply Agreement (as amended by the Second Supplemental Agreement) or (ii) on terms no less favourable than those available to (or from) independent third parties;

(2)	brief details of the transactions in each year as required by Rule 14.25(1)(A) to (D) of the Listing Rules, together with a statement of the opinion of the independent non-executive Directors referred to in condition (3) below, shall be disclosed in the Company’s annual report and accounts for the relevant year;

(3)	the Company’s independent non-executive Directors shall review annually the transactions and confirm, in the Company’s annual report for the year in question, that such transactions have been conducted in the manner stated in conditions (1) above and (5) below;

(4)	the auditors of the Company shall carry out review procedures annually on the transactions and shall provide to the Directors a letter (a copy of which shall be provided to the Listing Division of the Stock Exchange) advising whether the transactions:

(a)	received the approval of the Company’s Directors;

(b)	are in accordance with the pricing policies as stated in the Company’s financial statements;

(c)	have been entered into in accordance with the terms of the agreements governing the transactions or, where there is no agreement, the auditors of the Company shall confirm to the Directors that they are not aware of any transactions which have been entered into on terms that are less favourable than terms available to (or from, as appropriate) independent third parties; and

(d)	any of the limits set out in condition (5) below has been exceeded in the relevant financial year.

For the purpose of the above review by the auditors of the Company, the Parent Company has undertaken to the Company that the Parent Company will provide the auditors with access to its accounting records; and

(5)	the aggregate annual volume of transactions between the Company and the Parent Company with respect to the cross-provision of utilities, materials, supplies and services does not exceed the limits set forth below:

Description of Transaction	Annual limit as a percentage of the audited consolidated net revenue of the Group in the immediately preceding financial year
Aggregate amount which the Parent Company pays to the Company for the utilities, materials, supplies and services provided by the Company as referred to under the section headed “Ongoing Connected Transactions” in this announcement	13%

Aggregate amount which the Company pays to the Parent Company for the utilities, materials, supplies and services provided by the Parent Company as referred to under the section headed “Ongoing Connected Transactions” in this announcement	26%

In the event of any future amendments to the Listing Rules imposing more stringent requirements than as at the date of the granting of the new waiver to the Company in respect of the Ongoing Connected Transactions on transactions of the kind to which the Ongoing Connected Transactions belong including, but not limited to, a requirement that such transactions be made conditional on approval by the independent shareholders of the Company, the Company must take immediate steps to ensure compliance with such requirements within a reasonable time.

Other than the cross-provision of utilities, materials supplies and services between the Company and the Parent Company, the waivers granted to other transactions of the Company referred to in the Previous Waiver remain unchanged. The new waiver to be granted by the Stock Exchange in respect of the Ongoing Connected Transactions will revoke the corresponding sections of the Previous Waiver relating to the Ongoing Connected Transactions.

GENERAL INFORMATION

The Company is engaged in underground mining, coal preparation, and sale and railway transportation service of coal. The Parent Company is the controlling shareholder of the Company which holds approximately 58.19% of the total issued share capital of the Company. Pursuant to the Listing Rules, the Ongoing Connected Transactions constitute connected transactions of the Company. The Second Supplemental Agreement amending the Supply Agreement is conditional upon the approval of the Independent Shareholders. The board of Directors will appoint an Independent Board Committee to consider and advise the Independent Shareholders on the terms of the Second Supplemental Agreement and the New Waiver Application, and will appoint an independent financial adviser to advise the Independent Board Committee regarding the Second Supplemental Agreement and the New Waiver Application. A circular containing, among other things, details of the Second Supplemental Agreement, the New Waiver Application, the recommendations of the Independent Board Committee and the advice of the independent financial adviser to the Independent Board Committee will be despatched to the shareholders of the Company as soon as possible.

AGM DATE AND CLOSURE OF REGISTER OF MEMBERS

On 9 May 2003, the board of Directors resolved to convene an AGM of the Company to be held on 27 June 2003 to approve, among other things, the Second Supplemental Agreement and the New Waiver Application. A copy of this announcement, together with the notice of the AGM, its reply slip and the proxy form, is expected to be despatched to the shareholders of the Company on or around 13 May 2003. Shareholders whose names appear on the register of members of the Company at the close of business on 27 May 2003 are entitled to attend and vote at the AGM. The register of members of the Company will be closed from 28 May 2003 to 26 June 2003, both days inclusive, during which period no share transfer will be registered.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“AGM”	the 2002 annual general meeting of the Company proposed to be held on 27 June 2003;

“Caps”

the aggregate annual volume of transactions between the Company and the Parent Company with respect to the cross-provision of utilities, materials, supplies and services as set out in the Previous Waiver;

“Company”	Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated in the PRC with limited liability;

“connected person”	has the meaning ascribed to it by the Listing Rules;

“Directors”	the directors of the Company;

“Group”	the Company and its subsidiary;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Independent Board Committee”

a committee of the board of Directors comprising the independent non-executive Directors established for the purpose of advising the Independent Shareholders in relation to the Second Supplemental Agreement and the New Waiver Application;

“Independent Shareholders”	the shareholders of the Company, other than the Parent Company and its associates (as defined in the Listing Rules);

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Mines”	the coal mines of the Company, namely, Nantun, Xinglongzhuang, Baodian, Dongtan, Jining II and Jining III;

“New Waiver Application”

the application for a new waiver to the Stock Exchange in respect of the Ongoing Connected Transactions,details of which are set out in the section headed “The New Waiver Application” in this announcement;

“Ongoing Connected Transactions”	the ongoing connected transactions between the Company and the Parent Company, the details of which are set out in the section headed “Ongoing Connected Transactions” in this announcement;

“Parent Company”	Yankuang Group Corporation Limited (Company name in Chinese), a State-owned and State solely invested company established in the PRC, (where the context requires) and/or its subsidiaries;

“Parent Company Power System”	the electricity supply system of the Parent Company;

“PRC”	the People’s Republic of China;

“Previous Waiver”

the conditional waiver dated 9 May 1998 granted by the Stock Exchange in favour of the Company pursuant towhich the Company was exempted from strict compliance with the requirements as stipulated in Chapter 14of the Listing Rules in respect of certain connected transactions of the Company;

“Prospectus”	the prospectus dated 24 March 1998 issued by the Company;

“Restructuring”

the corporate restructuring (as completed in September 1997) which was carried out in preparation for theinitial listing of the Company’s shares on 1 April 1998 (details of which were summarised under theparagraph headed “The Restructuring” in the section headed “Particulars of the Company” in the Prospectus);

“Second Supplemental Agreement”	the second supplemental agreement to be entered into between the Company and the Parent Company to amend the Supply Agreement;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited; and

“Supply Agreement”

the materials and services supply agreement dated 17 October 1997 entered into between the Company and the Parent Company which has an initial term of 10 years from the date of issuance of the Company’s businesslicence (as amended by the first supplemental agreement dated 30 October 2001 entered into between the same parties).

By Order of the Board of Directors

YANZHOU COAL MINING COMPANY LIMITED

Mo Liqi

Chairman

Shandong, the PRC 12 May 2003

Exhibit 99.2

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an annual general meeting for the year 2002 (the “Annual General Meeting”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at 8:00 am on 27 June 2003 at 2nd Floor Conference Room, Zong He Building, 40 Fushan Road, Zoucheng, Shandong Province 273500, People’s Republic of China (“PRC”):

1.	to consider and approve the working report of the Board of Directors of the Company for the year ended 31 December 2002;

2.	to consider and approve the working report of the Supervisory Committee of the Company for the year ended 31 December 2002;

3.	to consider and approve the audited financial statements of the Company as at and for the year ended 31 December 2002;

4.	to consider and approve the proposed profit distribution plan and the final dividend distribution plan of the Company for the year ended 31 December 2002, and to authorise the Board of Directors of the Company to distribute such dividend to shareholders;

5.	to determine the remuneration of the Directors and Supervisors of the Company for the year ending 31 December 2003;

6.	to consider and approve the appointment of Deloitte Touche Tohmatsu (certified public accountants in Hong Kong) and Deloitte Touche Tohmatsu Certified Public Accountants Ltd. (certified public accountants in the PRC (excluding Hong Kong)) as the Company’s international and domestic auditors for 2003, respectively, to hold office until the conclusion of the next annual general meeting, and to fix their remuneration;

7.	to approve and confirm the second supplemental agreement (the “Second Supplemental Agreement”) between the Company and Yankuang Group Corporation Limited (the “Parent Company”) to amend the materials and services supply agreement dated 17 October 1997 entered into between the Company and the Parent Company (as amended by the first supplemental agreement dated 30 October 2001); to approve and confirm the New Waiver Application (as defined in the announcement of the Company dated 12 May 2003); and that the board of directors of the Company be and is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in its opinion may be necessary, desirable and expedient to implement and/or give effect to the terms of ongoing connected transactions under the Second Supplemental Agreement;

8.	to consider, if thought fit, approve the following by way of special resolution:

“THAT:

(a)	the Board of Directors of the Company be and is hereby authorised to make such amendments to the Articles of Association of the Company as it thinks fit so as to increase the registered share capital of the Company and reflect the new capital structure of the Company upon the allotment and issuance of H shares of the Company as contemplated in subparagraph (b) of this Resolution;

(b)	the Directors of the Company be and are hereby granted an unconditional general mandate to issue, allot and deal with additional shares in the H share capital of the Company, and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

(i)	such mandate shall not extend beyond the Relevant Period save that the Directors of the Company may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(ii)	the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company otherwise than pursuant to (x) a Rights Issue, or (y) any option scheme or similar arrangement adopted by the Company from time to time for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, shall not exceed: 20 per cent of the aggregate nominal amount of H Shares of the Company in issue, in each case as at the date of this Resolution; and

(iii)	the Board of Directors will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

(c)	for the purposes of this Resolution:

“H Shares” means the overseas-listed foreign invested shares in the share capital of the Company with a par value RMB1.00 each, and which are subscribed for and traded in Hong Kong dollars;

“Relevant Period” means the period from the passing of this Resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or

(ii)	the expiration of the 12-month period following the passing of this Resolution; or

(iii)	the date on which the authority set out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

“Rights Issue” means the allotment or issue of shares in the Company or other securities which would or might require shares to be allotted and issued pursuant to an offer made to all the shareholders of the Company (excluding for such purpose any shareholder who is resident in a place where such offer is not permitted under the law of that place) and, where appropriate, the holder of other equity securities of the Company entitled to such offer, pro rata (apart from fractional entitlements) to their existing holdings of shares or such other equity securities; and

(d)	contingent on the Directors resolving to issue shares pursuant to subparagraph (b) of this Resolution, the Board of Directors be and is hereby authorised to approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new shares including, without limitation, determining the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreement), determining the use of proceeds and making all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities, including but not limited to increasing the registered capital of the Company in accordance with the actual increase of capital as a result of the issuance of shares pursuant to subparagraph (b) of this Resolution as confirmed in a capital verification report to be prepared by certified accountants and to register the increased capital with the relevant authorities in the PRC”;

9.	to consider and approve written proposals (if any) put forward at such meeting by any shareholder(s) holding 5 per cent or more of the shares carrying the right to vote at such meeting.

By Order of the Board of Directors Mo Liqi Chairman

Zoucheng,	Shandong, PRC, 13 May 2003

Notes:

(A)	Holders of the Company’s overseas listed foreign invested shares (in the form of H Shares) whose names appear on the Company’s Register of Members which is maintained by Hong Kong Securities Registrars Limited at the close of business on 27 May 2003 are entitled to attend the Annual General Meeting after completing the registration procedures for attending the meeting.

(B)	Holders of H shares, who intend to attend the Annual General Meeting, must deliver the written replies for attending the Annual General Meeting to the Office of the Secretary of the Board of Directors of the Company no later than 6 June 2003. In addition to the foregoing:

(1)	Such holders of H shares shall deliver copies of instruments of transfer, share certificates and their own identity cards to the Office of Secretary of Board of Directors of the Company; and

(2)	In case such holders are not represented by the authorised representatives, they shall also deliver their powers of attorney and copies of the attorney’s documents of identity to the registered address of the Company.

Shareholders can deliver the necessary documents for registration by the Company in person, by post or by facsimile. Upon receipt of such documents, the Company will complete the registration procedures for attending the Annual General Meeting and despatch copies of Annual General Meeting admission cards to shareholders by post or facsimile. When attending the Annual General Meeting, shareholders or their proxies may exchange copies or facsimile copies of the Annual General Meeting admission cards for the original Annual General Meeting admission cards.

(C)	Details of the Office of the Secretary to the Board of Directors of the Company are as follows:

40 Fushan Road

Zoucheng

Shandong Province 273500

PRC

Tel: 86-537-538-2319

Fax: 86-537-538-3311

(D)	Each shareholder of H shares who has the right to attend and vote at the Annual General Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the Annual General Meeting. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified. For holders of H shares, the power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Securities Registrars Limited no less than 24 hours before the time appointed for the holding of the Annual General Meeting in order for such documents to be valid.

(E)	The H share Register will be closed from 28 May 2003 to 26 June 2003 (both days inclusive), during which time no transfer of H shares will be registered. Holders of H shares who wish to attend the Annual General Meeting and qualify for entitlement to the 2002 final dividend of RMB0.104 per share (including taxation) referred to above must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Hong Kong Securities Registrars Limited by no later than 4:00 p.m. on 27 May 2003.

Hong Kong Securities Registrars Limited’s address is as follows:

Hong Kong Securities Registrars Limited

Shop 1901-1905

19th Floor, Hopewell Centre

183 Queen’s Road East

Hong Kong

(F)	The 2002 final dividend will be paid to shareholders within two months from the date of the Annual General Meeting.

(G)	The Annual General Meeting is expected to last half a day. Shareholders attending the Annual General Meeting are responsible for their own transportation and accommodation expenses.